As filed with the Securities and Exchange Commission on June 27, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended **December 31, 2001**

OR

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from __________ to __________.

Commission File No.: 0-22784

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Gateway, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

GATEWAY, INC.
14303 Gateway Place
Poway, CA 92064

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Gateway, Inc. Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and schedules of the Plan as of and for the year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I, as listed in the Summary Table of Contents and incorporated herein by reference. The consent of PricewaterhouseCoopers LLP attached hereto as an Exhibit is a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of San Diego, State of California, on June 25, 2002.

Gateway, Inc. Retirement Savings Plan

By: ______________________

Name: Jack Van Berkel

Title: Plan Administrator

APPENDIX I

Gateway, Inc. 401(K) Retirement Savings Plan Audited Financial Statements.

Gateway, Inc.
Retirement Savings Plan

Report, Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

Gateway, Inc. Retirement Savings Plan
Index to Report, Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Participants and Administrator of the
Gateway, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gateway, Inc. Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 15, 2002

Gateway, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments (Note 3)	$ 106,490,014	$106,238,560
Contributions receivable		
Participant	580,643	665,948
Employer	228,322	250,590
Total receivables	808,965	916,538
Liabilities		
Refunds due to participants for excess contributions	673,023	587,123
Net assets available for benefits	$ 106,625,956	$106,567,975

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions	
Contributions	
Employer	$ 8,343,824
Participants	21,825,650
Rollovers	1,809,378
Total contributions	31,978,852
Interest and dividends	1,047,254
Total additions	33,026,106
Deductions	
Net depreciation in fair value of investments	17,061,997
Benefits paid	15,802,715
Administrative expenses	103,413
Total deductions	32,968,125
Net increase in assets available for benefits	57,981
Net assets available for benefits, beginning of year	106,567,975
Net assets available for benefits, end of year	$106,625,956

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Gateway, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General

The Plan is a defined contribution plan covering employees of Gateway Inc. (the "Employer") who have completed six full months of employment. Beginning January 1, 2002, all new hires are eligible date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute 1% to 20% of their annual compensation to the Plan. The Company may contribute an amount up to 50% of the first 6% of compensation contributed by the participant. Beginning January 1, 2002, all Plan participants may contribute up to 50% of their annual compensation to the Plan. Contributions cannot exceed the maximum allowable dollar limit set by the Internal Revenue Service (IRS) for a plan year.

Participant Accounts

Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of investment income within each fund are based on account balances, as defined in the Plan document.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the amount accumulated in each participant's account. The participant or beneficiary will be paid in a lump sum or on an installment basis at the option of the participant or beneficiary.

Vesting

Participants are immediately 100% vested in both their contributions and the employer's contributions, plus actual earnings thereon. Beginning January 1, 2002, all new Plan participants will vest 50% upon one year of completed service and 100% after two years of completed service.

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50% of their account balance up to $50,000. Loan terms generally range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 4.75% to 9% and 7% to 8.75% as of December 31, 2001 and 2000, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options
The Plan provides for funds to be invested in the following investments:

Gateway Inc. Common Stock - Invests in the common stock of the employer.

Wells Fargo Index Fund (S&P 500 Stock Fund) – Seeks to match the return of the Standard & Poor's 500 (an index of the 500 largest US companies).

Wells Fargo Stable Return Fund - Consists of investments in fixed income securities.

Wells Fargo Strategic Income Fund - Consists primarily of investments in a mix of stocks, bonds and other fixed income investments with a limited amount in stocks.

Wells Fargo Balanced Growth Fund - Consists of investments in stocks and bonds.

Wells Fargo Outlook (formerly Life Path) Portfolio Funds (2010, 2020, 2030, 2040) – The Outlook portfolios are designed for investors with specific time horizons until retirement (i.e., 10, 20, 30 or 40 years). The funds are invested in a mix of stocks, bonds and cash, based on the risk of an average investor with a specific time horizon. The longer the time horizon to retirement, the more aggressive the allocation of funds.

Neuberger & Berman Guardian Fund - Consists of investments in common stocks of companies believed to be under-valued, but with good prospects for growth in value.

Fidelity Growth Equity Fund - Consists primarily of investments in common and preferred stocks of companies believed to have above-average growth potential.

American Century Ultra Fund - Consists of investments primarily in common stocks of companies believed to have above-average growth potential.

American Century Income & Growth Fund – Generation of long-term growth in value and dividends by investing in common stocks of companies and seeks dividend growth, current income and capital appreciation by investing in large capitalization companies.

Janus Overseas Fund - Consists primarily of investments directly or indirectly in companies outside the U.S.

Dreyfus Emerging Leaders Fund – Produce growth by investing in small companies with new or innovative products or services that are believed to have good growth potential.

Van Kampen American Capital Comstock Fund – Produce capital growth and income through investments in equity securities including common and preferred stocks and securities convertible into common and preferred stocks.

Each participant has the option to direct the investment of all contributions to any of the funds offered by the Plan on a daily basis.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation
Investments in securities are stated at fair value based on quoted market prices on the last business day of the Plan year. Purchases and sales of securities are reflected on a trade date basis. The loan accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

Interest and Dividends
Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Plan Expenses
Certain administrative fees are paid by the Plan. All Plan custodian, recordkeeping and audit fees are paid by the Employer.

3. Investments

Investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Gateway Inc. common stock	$ 8,223,938	$ 12,443,579
Wells Fargo Stable Return Fund	14,923,672	10,494,838
Wells Fargo Balanced Growth Fund	10,217,975	9,894,312
Wells Fargo Strategic Income Fund	5,710,367	*
Neuberger & Berman Guardian Fund	7,442,859	7,033,267
Fidelity Growth Equity Fund	22,938,407	25,640,245
American Century Ultra Fund	17,777,629	19,662,104
Janus Overseas Fund	5,859,974	7,028,171
Participant Loans	6,847,207	7,116,868

*Investment did not represent 5% or more of the Plan's assets at December 31, 2000.

Net Depreciation in Fair Value of Investments

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,061,997 as follows:

Common stock	$ 7,253,857
Mutual funds	9,808,140
	$17,061,997

4. Tax Status

The IRS has determined, and informed the Company by a letter dated May 3, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Related Party and Party-in-Interest Transactions

Plan investments include Gateway Inc. common stock which is invested in the stock of the Employer. Gateway Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Purchases and sales of Gateway Inc. common stock for the year ended December 31, 2001 amounted to $4,593,546 and $1,136,725, respectively.

The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions as defined by ERISA. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2001, the Trustee made purchases and sales of such securities amounting to $19,677,167 and $11,519,074, respectively.

Supplemental Schedule

Gateway, Inc. Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
December 31, 2001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Carrying Value
*	Gateway Inc.	Gateway Inc. common stock	$ 8,223,938
*	Wells Fargo	Index (S&P 500)	1,508,885
*	Wells Fargo	Stable Return Fund	14,923,672
*	Wells Fargo	Strategic Income Fund	5,710,367
*	Wells Fargo	Balanced Growth Fund	10,217,975
*	Wells Fargo	Outlook 2010 (formerly Life Path 2010)	329,058
*	Wells Fargo	Outlook 2020 (formerly Life Path 2020)	463,207
*	Wells Fargo	Outlook 2030 (formerly Life Path 2030)	458,520
*	Wells Fargo	Outlook 2040 (formerly Life Path 2040)	306,086
	Neuberger & Berman	Guardian Fund	7,442,859
	Fidelity	Growth Equity Fund	22,938,407
	American Century	Ultra Fund	17,777,629
	American Century	Income and Growth	958,157
	Janus Overseas	International Equity Fund	5,859,974
	Dreyfus	Emerging Leaders	2,524,073
*	Participant loans	Participant loans	6,847,207
			$ 106,490,014

*Represents a party-in-interest.

EXHIBIT

Exhibit Number	Document
23	Consent of Independent Accountants (filed herewith)

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statements of Gateway, Inc. on Form S-8 (File Nos. 33-84116, 33-84118, 33-84120, 3384122, 33-84124, 333-08837, 333-33231, 33336071, 333-57488 and 333-90104) of our report dated May 15, 2002 on our audits of the financial statements of the Gateway, Inc. Retirement Savings plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and related supplemental schedule as of and for the year ended December 31, 2001, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

San Diego, California
June 25, 2002